Filed Pursuant to Rule 424(b)(3) and Rule 424(c)

Registration No. 333-207510

Prospectus Supplement No. 2

to Prospectus dated November 9, 2016

This Prospectus Supplement No. 2 relates to a common stock purchase agreement that we entered into with Aspire Capital Fund, LLC (referred to as “Aspire Capital” or the “selling stockholder”) on October 7, 2015 and the potential sale by Aspire Capital of up to 5,393,545 shares of our common stock that may occur over the term of the purchase agreement. Of these 5,393,545 shares, 300,000 shares have been previously issued to Aspire Capital and 5,093,545 shares may be issued by us to Aspire Capital at our option pursuant to the terms of the purchase agreement.

This Prospectus Supplement No. 2 is being filed to include the information set forth in our Current Report on Form 8-K which was filed with the Securities and Exchange Commission on January 26, 2016 and which is set forth below. This Prospectus Supplement No. 2 should be read in conjunction with the prospectus dated November 9, 2015 and any amendments or supplements thereto.

Our common stock trades on the NASDAQ Capital Market under the ticker symbol “MBLX.” On January 20, 2016, the last reported sale price per share of our common stock was $1.16 per share.

Investing in our common stock involves risk. Please read carefully the sections entitled “Risk Factors” beginning on page 8 of the prospectus dated November 9, 2015 and page 27 of the Prospectus Supplement No. 1 dated November 12, 2015.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Prospectus Supplement No. 2 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 2 is January 26, 2016.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported)  January 20, 2016

METABOLIX, INC.

(Exact Name of Registrant as Specified in Its Charter)

DELAWARE

(State or Other Jurisdiction of Incorporation)

001-33133	04-3158289
(Commission File Number)	(IRS Employer Identification No.)

21 Erie Street, Cambridge, Massachusetts	02139
(Address of Principal Executive Offices)	(Zip Code)

(617) 583-1700

(Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement.

On January 20, 2016, Metabolix, Inc. (the “Company”) executed a Lease Agreement (the “Woburn Lease”) with ARE-MA Region No. 20, LLC (“ARE”) for approximately 30,000 square feet of office and laboratory space at a facility located in Woburn, Massachusetts (the “Woburn Premises”).  Upon completion of the Woburn facility build-out, targeted for June 1, 2016, the Company expects to close its Cambridge, Massachusetts facility and relocate its Cambridge employees and operations to the new Woburn Premises.

The Woburn Lease commences on the earliest of (a) the date ARE delivers the Woburn Premises to the Company, (b) the date ARE would have delivered the Woburn Premises but for delays by the Company or (c) the date the Company conducts any business in the Woburn Premises or any part thereof (the “Commencement Date”), and expires 126 months from the first day of the first full month on or after the Commencement Date. The Company will pay annual base rent of $25.00 per rentable square foot, increasing annually by $1.00 per rentable square foot during the term of the Woburn Lease, subject to certain abatements and adjustments. Pursuant to the Woburn Lease, the Company also will pay certain taxes and operating costs associated with the Woburn Premises during the term of the Woburn Lease.  The Company will receive up to $888,660 from ARE for tenant improvements to the Woburn Premises and may elect to receive up to an additional $444,330 with certain adjustments in rent. The Company will post a security deposit in the amount of $307,001.85.

The foregoing description of the Woburn Lease is qualified by reference to the Woburn Lease, a complete copy of which is filed hereto as Exhibit 10.1 and is incorporated herein by reference.

Item 1.02   Termination of a Material Definitive Agreement.

The Company currently leases approximately 28,000 square feet of office and research and development space at 21 Erie Street, Cambridge, Massachusetts under a lease dated December 29, 2003, as amended (the “Cambridge Lease”), between the Company and BMR-21 Erie Street LLC (“BMR”). Under the Cambridge Lease the Company currently pays base rent of $42.00 per rentable square foot, increasing annually by $1.00 per rentable square foot during the remaining term of the Cambridge Lease. The Company also pays certain taxes and operating costs associated with the 21 Erie Street premises pursuant to the Cambridge Lease.

The Cambridge Lease expires in May 2020, subject to an early termination option under which either the Company or BMR could terminate the lease effective May 2017. On January 20, 2016, the Company executed a Lease Termination Agreement with BMR (the “Cambridge Lease Termination Agreement”) to terminate the Cambridge Lease effective as of July 31, 2016. No termination fee will be payable to BMR as a result of the Cambridge Lease Termination Agreement.

The foregoing description of the Cambridge Lease Termination Agreement is qualified by reference to the Cambridge Lease Termination Agreement, a complete copy of which is filed hereto as Exhibit 10.2 and is incorporated herein by reference.

Item 7.01.  Regulation FD Disclosure

On January 26, 2016, the Company issued a press release relating to the Woburn Lease. The full text of the press release is furnished as Exhibit 99.1 hereto. The information in this Item 7.01 and Exhibit 99.1 attached hereto is intended to be furnished and shall not be deemed “filed” for the purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 9.01.  Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
10.1	Lease Agreement between the Company and ARE-MA Region No. 20, LLC, dated January 20, 2016.

10.2	Lease Termination Agreement between the Company and BMR-21 Erie Street LLC, dated January 20, 2016.

99.1	Press Release issued by the Company on January 26, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

METABOLIX, INC.

Date: January 26, 2016
	By:	/s/ Joseph H. Shaulson
Joseph H. Shaulson

INDEX TO EXHIBITS

Exhibit No.	Description
10.1	Lease Agreement between the Company and ARE-MA Region No. 20, LLC, dated January 20, 2016.

10.2	Lease Termination Agreement between the Company and BMR-21 Erie Street LLC, dated January 20, 2016.

99.1	Press Release issued by the Company on January 26, 2016.